Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30, 2003	For the Three Months Ended June 30, 2003	For the Year Ended December 31,
			2002	2001	2000	1999	1998
	(in millions)
Earnings:

Income from continuing operations before income taxes	$549	$226	$81	$(154)	$717	$2,232	$2,583
Undistributed income of investees accounted for under the equity method	38	22	(37)	29	25	(14)	62
Interest capitalized	—	—	8	6	—	—	—

Adjusted earnings	511	204	110	(189)	692	2,246	2,521

Add fixed charges:

Interest credited to policyholders’ account balances	907	455	1,846	1,804	1,751	1,811	1,953
Gross interest expense (1)	186	91	435	653	1,056	863	917
One-third of rental expense	62	29	150	173	166	167	167

Total fixed charges	1,155	575	2,431	2,630	2,973	2,841	3,037

Total earnings plus fixed charges	$1,666	$779	$2,541	$2,441	$3,665	$5,087	$5,558

Ratio of earnings to fixed charges (2)	1.44	1.35	1.05	0.93	1.23	1.79	1.83

(1)	Includes Securities business related interest expense which is included in “Net investment income” in the Consolidated Statements of Operations, interest which has been capitalized and amortization of debt discounts and premiums.

(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $189 million would have been required in 2001 to achieve a ratio of 1:1.